UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)(1)


                              Laclede Steel Company
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                  505606 10 3
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                          Birmingham Steel Corporation
                       1000 Urban Center Drive, Suite 300
                         Telephone Number (205) 970-1231
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 29, 1998
                          (Date of Event Which Requires
                            Filing of this Statement)


                          If the filing person has previously  filed a statement
                     on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
        Rule 13d-1(b)(3) or (4), check the following box: ______________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 11 of 9 Pages

        Schedule 13D                                      Forms
        ---------------------------------- ------------------------------------
        CUSIP No. 505606 10 3                              13D
        ---------------------------------- ------------------------------------

        --------- -------------------------------------------------------------
           1      NAME OF REPORTING PERSONS
                           Birmingham Steel Corporation
        --------- -------------------------------------------------------------
           2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)    -
                                                                    (b)    x

        -----------------------------------------------------------------------
           3      SEC USE ONLY

        -----------------------------------------------------------------------
           4      SOURCE OF FUNDS
                           WC
        -----------------------------------------------------------------------
           5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) or 2(e)
        -----------------------------------------------------------------------
           6      CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
        -----------------------------------------------------------------------
              NUMBER OF         7    SOLE VOTING POWER              3,758,118

               SHARES
        -----------------------------------------------------------------------
            BENEFICIALLY        8    SHARED VOTING POWER                  -0-

              OWNED BY
        -----------------------------------------------------------------------
                                9    SOLE DISPOSITIVE POWER         1,888,961
                EACH

        -----------------------------------------------------------------------
              REPORTING         10   SHARED DISPOSITIVE POWER             -0-

             PERSON WITH
       ------------------------------------------------------------------------
           11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,758,118
       ------------------------------------------------------------------------
           12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           __
        ----------------------------------------------------------------------
           13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           65%
        -----------------------------------------------------------------------
           14     TYPE OF REPORTING PERSON
                           CO
        -----------------------------------------------------------------------

        Schedule 13D                                      Forms
        --------------------------- -------------------------------------------
        CUSIP No. 505606 10 3                              13D
        --------------------------- -------------------------------------------

        -----------------------------------------------------------------------
           1      NAME OF REPORTING PERSONS
                           Midwest Holdings, Inc.
        -----------------------------------------------------------------------
           2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)      _
                                                                    (b)      x

        -----------------------------------------------------------------------
           3      SEC USE ONLY

        -----------------------------------------------------------------------
           4      SOURCE OF FUNDS
                           WC
        -----------------------------------------------------------------------
           5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) or 2(e)
        -----------------------------------------------------------------------
           6      CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
        -----------------------------------------------------------------------
              NUMBER OF         7    SOLE VOTING POWER              3,758,118

               SHARES
        -----------------------------------------------------------------------
            BENEFICIALLY        8    SHARED VOTING POWER                  -0-

              OWNED BY
        -----------------------------------------------------------------------
                                9    SOLE DISPOSITIVE POWER          1,888,961
                EACH

        -----------------------------------------------------------------------
              REPORTING         10   SHARED DISPOSITIVE POWER             -0-

             PERSON WITH
       ------------------------------------------------------------------------
           11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,758,118
       ------------------------------------------------------------------------
           12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                         __
       ------------------------------------------------------------------------
           13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           65%
        -----------------------------------------------------------------------
           14     TYPE OF REPORTING PERSON
                           CO
        ----------------------------------------------------------------------

        Schedule 13D                                      Forms
        -------------------------- -------------------------------------------
        CUSIP No. 505606 10 3                              13D
        --------------------------- -------------------------------------------


           1      NAME OF REPORTING PERSONS
                           LCL Holdings II, LLC
        ----------------------------------------------------------------------
           2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)      _
                                                                    (b)      x
                                                                             -
       -----------------------------------------------------------------------
           3      SEC USE ONLY

       -----------------------------------------------------------------------
           4      SOURCE OF FUNDS
                           WC
        ----------------------------------------------------------------------
           5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) or 2(e)
        -----------------------------------------------------------------------
           6      CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
        -----------------------------------------------------------------------
              NUMBER OF         7    SOLE VOTING POWER              3,758,118

               SHARES
       -----------------------------------------------------------------------
            BENEFICIALLY        8    SHARED VOTING POWER                  -0-

              OWNED BY
       ------------------------------------------------------------------------
                                9    SOLE DISPOSITIVE POWER          1,888,961
                EACH

       ------------------------------------------------------------------------
              REPORTING         10   SHARED DISPOSITIVE POWER              -0-

             PERSON WITH
        -----------------------------------------------------------------------
           11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,758,118
        ----------------------------------------------------------------------
           12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           __
        ----------------------------------------------------------------------
           13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           65%
        -----------------------------------------------------------------------
           14     TYPE OF REPORTING PERSON
                           CO
        -----------------------------------------------------------------------

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


Item 3.  Source and Amount of Funds or Other Consideration.

         The first paragraph of Item 3 is amended by adding the following:

         On July 2, 1998, Birmingham Steel transferred 6,300 of the Open Market Shares to Midwest Holdings and on July 3, 1998, Birmingham Steel transferred 6,200 of the Open Market Shares to Midwest Holdings. There was no consideration paid by Midwest Holdings for either transfer from Birmingham Steel.

         The last paragraph of Item 3 is deleted in its entirety and replaced with the following:

         The Reporting Persons understand that, with the exception of Joseph Alvarado and William R. Lucas, Jr., none of the Covered Persons named on Schedule A hereto is the beneficial owner of any shares of Common Stock. On July 30, 1997, Birmingham Steel transferred 100 of the Open Market Shares to each of Joseph Alvarado and William R. Lucas, Jr. as part of their agreement to become directors of the Company. There was no consideration paid by either Joseph Alvarado or William R.
         Lucas, Jr. for the transfers from Birmingham Steel.

Item 4.  Purpose of Transaction.

         The last paragraph of Item 4 is deleted in its entirety and replaced with the following:

         Recent Events. On July 29, 1998, Robert A. Garvey, Joseph Alvarado and William R. Lucas, Jr., each an officer of Birmingham Steel, resigned as directors of the Company. Following this action, no representatives of Birmingham Steel hold positions on the Company's Board of Directors. In addition, on July 29, 1998, Midwest Holdings notified LCL Holdings I, pursuant to Section 2 (the "Voting Agreement") of the Purchase Agreement, it was canceling the Voting Agreement and the Proxy which was granted to Midwest Holdings by LCL Holdings I on September 26, 1997, relating to the 1,009,325 Holdings I Common Shares and the 183,333 Holdings I Preferred Shares owned by LCL Holdings I (collectively, the "Shares"), as to any and all of such Shares as of September 24, 1998. Midwest Holdings also informed LCL Holdings I that it intends from and after July 29, 1998, to exercise its voting rights and the Proxy with respect to the Shares on a neutralized basis in any shareholder vote prior to September 24, 1998. The Reporting Persons presently intend not to retain or seek to reattain control over the Company.

         Other than described above, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any Covered Person, has formulated any plans or proposals which relate to or would result in an acquisition or disposition of shares of Common Stock, an extraordinary corporate transaction involving the Company, sale of a material amount of the Company's assets, change in capitalization or dividend policy of the Company, changes in the bylaws or Certificate of Incorporation of the Company, and any other material change in the Company's business or any other matter which would be required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review, however, on a regular basis, their investment in the Company and the Company's business, affairs and financial position, as well as the market price level of the Common Stock, conditions in the securities markets and general economic and industry conditions. The Reporting Persons may in the future take such actions in respect of their investment in the Company as they deem appropriate in light of circumstances existing from time to time.

Item 5.  Interest in Securities of the Issuer.

         Item 5(a) is deleted in its entirety and replaced with the following:

         (a) According to the Form 10-Q Quarterly Report filed by the Company with the Securities and Exchange Commission for the quarter ended March 31, 1998, the Company has, as of April 22, 1998, 4,056,140 shares of Common Stock issued and outstanding. Accordingly, the 3,758,118 shares of Common Stock beneficially owned by the Reporting Persons (as more fully explained in paragraph (b) below) represent approximately 65% of the issued and outstanding shares of Common Stock. For purposes of calculating this percentage, the securities not outstanding which are subject to conversion privileges (i.e. 1,719,668 shares of Common Stock issuable upon conversion of the Holdings I Preferred Shares and the Holdings II Preferred Shares) are deemed to be outstanding. The Reporting Persons understand that, with the exception of Joseph Alvarado and William R. Lucas, Jr., none of the Covered Persons named on Schedule A hereto is the beneficial owner of any shares of Common Stock. On July 30, 1997, Birmingham Steel transferred 100 of the Open Market Shares to each of Joseph Alvarado and William R. Lucas, Jr. as part of their agreement to become directors of the Company.

         Item 5(b) is deleted in its entirety and replaced with the following:

         (b) As a result of the transactions described in Items 3 and 4, Birmingham Steel, either directly or through its ownership of Midwest Holdings, has the sole power to vote or to direct the vote of (i) the 1,009,325 Holdings II Common Shares, (ii) the 859,836 Holdings II Conversion Shares, (iii) 19,800 of the Open Market Shares, (iv) the 1,009,325 Holdings I Common Shares (via the Proxy), and (v) the 859,832 Holdings I Conversion Shares (via the Proxy), for a total of 3,758,118 shares of Common Stock (assuming the conversion of all Holdings I Preferred Shares and Holdings II Preferred Shares). Birmingham Steel, either directly or through its ownership of Midwest Holdings, has the sole investment, or dispositive, power with respect to (i) the 1,009,325 Holdings II Common Shares, (ii) the 859,836 Holdings II Conversion Shares, and (iii) 19,800 of the Open Market Shares, for a total of 1,888,961 shares of Common Stock (assuming the conversion of all Holdings II Preferred Shares).

         On July 29, 1998, Midwest Holdings notified LCL Holdings I that it is canceling the Proxy and Voting Agreement relating to the Holdings I Common Shares and the Holdings I Conversion Shares as of September 24, 1998. In addition, Midwest Holdings informed LCL Holdings I that it intends from and after July 29, 1998, to exercise its voting rights and the Proxy with respect to the Shares on a neutralized basis in any shareholder vote prior to September 24, 1998. See "Recent Events" in
         Item 4.

         Item 5(c) is deleted in its entirety and replaced with the following:

         On July 2, 1998, Birmingham Steel transferred 6,300 shares of the Common Stock to Midwest Holdings and on July 3, 1998, Birmingham Steel transferred 6,200 shares of the Common Stock to Midwest Holdings. There was no consideration paid by Midwest Holdings for either transfer from Birmingham Steel.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is amended by adding the following:

         On July 29, 1998, Midwest Holdings notified LCL Holdings I that it is canceling the Proxy and Voting Agreement relating to the Holdings I Common Shares and the Holdings I Conversion Shares as of September 24, 1998. In addition, Midwest Holdings informed LCL Holdings I that it intends from and after July 29, 1998, to exercise its voting rights and the Proxy with respect to the Shares on a neutralized basis in any shareholder vote prior to September 24, 1998. See "Recent Events" in
         Item 4.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended by adding the following exhibits:

         Exhibit E   Letter from Midwest Holdings, Inc. to LCL Holdings I, LLC
                              canceling the Proxy and Voting Agreement, dated July 29, 1998


         Exhibit F   Press Release, dated July 29, 1998

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 1998.


                          BIRMINGHAM STEEL CORPORATION


                                By:      William R. Lucas, Jr.
                                         --------------------
                                         William R. Lucas, Jr.
                                Its:     Executive Vice President -
                                         Administration and General Counsel



                          MIDWEST HOLDINGS, INC.


                                By:      William R. Lucas, Jr.
                                         ----------------------
                                         William R. Lucas, Jr.
                                Its:     Executive Vice President -
                                         Administration and General Counsel



                          LCL Holdings II, LLC

                                By:      William R. Lucas, Jr.
                                         ----------------------
                                         William R. Lucas, Jr.
                                Its:     Manager

                                INDEX TO EXHIBITS


Exhibit E         Letter from Midwest Holdings,  Inc. to LCL Holdings I, LLC canceling the Proxy and Voting Agreement,dated July 29,1998

Exhibit F         Press Release, dated July 29, 1998

                                                                    Exhibit E

                   Cancellation of Proxy and Voting Agreement

                                  July 29, 1998

Via Facsimile and Federal Express

LCL Holdings I
c/o Ivaco, Inc.
Place Mercantile
770 Rue Sherbrooke Ouest
Montreal, Quebec, Canada H3A 1G1
Attn:  Guy-Paul Massicotte, Esq.

         Re:  Proxy and Voting Agreement Relating to Laclede Stock

Gentlemen:

         This letter is to inform you that Midwest Holdings, Inc. ("Midwest"), pursuant to Section 2 (the "Voting Agreement") of the Purchase Agreement dated as of September 26, 1997 by and among Ivaco, Inc., LCL Holdings I, LLC ("LCL"), Midwest and Birmingham Steel Corporation, hereby cancels the Voting Agreement and related proxy (the "Proxy"), which was granted to Midwest by LCL on September 26, 1997 relating to the 1,009,325 shares of common stock, par value $.01 per share, of Laclede Steel Company ("Laclede") and the 183,333 shares of Series A Preferred Stock, no par value, of Laclede (collectively, the "Shares") owned by LCL, as to any and all of the Shares as of September 24, 1998. In addition, Midwest hereby informs you of its intention, from and after the date hereof, to exercise its proxy and voting rights over the Shares on a neutralized basis in any shareholder vote prior to September 24, 1998 (i.e., in proportion to the votes otherwise cast on matters presented to the shareholders of Laclede).

Sincerely,

MIDWEST HOLDINGS, INC.

By:       William R. Lucas, Jr.
          ---------------------------------
Name:      William R. Lucas, Jr.
Title:    Executive Vice President

                                                                  Exhibit F




FOR IMMEDIATE RELEASE               Contact:William R. Lucas, Jr.
                                            Executive Vice President -
                                            Administration
                                            and General Counsel
                                            205) 970-1231



               BIRMINGHAM STEEL WRITES DOWN INVESTMENT IN LACLEDE;
              COMMENTS ON EXPECTED RESULTS FOR FOURTH QUARTER 1998

BIRMINGHAM, Ala. (July 29, 1998) - Laclede Steel today announced that a significant restructuring of Laclede would result in substantial losses in their second quarter. As a result, Birmingham Steel Corporation has decided that it will write off the net carrying value of its 25.4 percent equity investment in Laclede in its fourth quarter financial results and fiscal year ended June 30, 1998. Final results will be released on August 12, after completion of Birmingham Steel's annual audit.

         Birmingham Steel had expected to report net income for the quarter ended June 30, 1998, of approximately $2.5 million to $3.0 million, or $.08 to $.10 per share. These results included gains from the sale of property and income from settlements with electrode suppliers relating to price fixing issues in the electrode industry. Excluding special items, the Company had anticipated net income from operations of approximately $.02 to $.04 per share, which was in line with the expectations of most analysts. As a result of the Laclede write-off, however, Birmingham Steel will record a fourth quarter charge of $12.3 million, or approximately $.25 per share, resulting in a net loss of approximately $3.9 million to $4.4 million, or $(.13) to $(.15) per share, for the quarter. Birmingham Steel now estimates its net income for the fiscal year in a range of $1.0 million to $1.5 million, or $.03 to $.05 per share. Fiscal 1998 final results will be released on August 12.

         Robert A. Garvey, Chairman and Chief Executive Officer of Birmingham Steel Corporation, commented, "We had expected improved financial results for our fourth quarter. However, given the operating challenges and financial uncertainties facing Laclede, we believe that it is in the best interest of Birmingham Steel's shareholders to fully discount the Laclede investment at this time. Birmingham Steel will continue to hold 25.4 percent of the outstanding shares of Laclede. However, pursuant to the accounting provisions for equity investments, future Laclede financial results will not adversely impact Birmingham Steel's financial statements in the future."

         Birmingham Steel also announced that Garvey, Joseph Alvardo and William Lucas, three of the Company's officers, have resigned as directors of Laclede effective immediately. Following this action, no representatives of Birmingham Steel will hold positions on the Laclede board of directors. In addition, the Company has advised Ivaco, Inc., which through an affiliate owns 25 percent of Laclede's common stock, that Birmingham Steel intends to cancel its proxy over the Ivaco shares and vote Birmingham Steel's shares neutrally in the future.

         Birmingham Steel operates in the mini-mill sector of the steel industry and conducts operations at facilities located across the United States. The Company produces steel reinforcing bar, merchant products and SBQ (special bar quality) bar, rod and wire. The common stock of Birmingham Steel Corporation is traded on the New York Stock Exchange under the symbol "BIR."

Notice: Except for historical information, the matters described in this document, including statements concerning the Company's results for the fourth fiscal quarter ended June 30, 1998, are forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including economic conditions, market demand factors, unanticipated start-up and operating expenses, equipment breakdowns or failures, financing considerations, the completion of the review of the Company's financial records and reports by its outside auditors, and the performance of the various joint ventures in which the Company is involved, as well as other risks described from time to time in the Company's periodic and special filings with the Securities and Exchange Commission. Any forward-looking statements contained in this document speak only as of the date hereof, and the Company disclaims any intent or obligation to update such forward-looking statements.

-END-